SCHEDULE 13G

Amendment No. 2
CML Group Incorporated
common stock
Cusip # 125820100
Filing Fee: No


Cusip # 125820100
Item 1:  Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:  Commonwealth of Massachusetts
Item 5:  26,600
Item 6:  None
Item 7:  1,130,895
Item 8:  None
Item 9:  1,130,895
Item 11: 2.23%
Item 12: HC




Cusip # 125820100
Item 1:  Reporting Person - Edward C. Johnson 3d - (Tax ID:
###-##-####)
Item 4:  United States of America
Item 5:  None
Item 6:  None
Item 7:  1,130,895
Item 8:  None
Item 9:  1,130,895
Item 11: 2.23%
Item 12: IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).    Name of Issuer:

         CML Group Incorporated

Item 1(b).    Name of Issuer's Principal Executive Offices:

         524 Main Street
         Acton, MA  01720

Item 2(a).    Name of Person Filing:

         FMR Corp.

Item 2(b).    Address or Principal Business Office or, if None,
Residence:

         82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).    Citizenship:

         Not applicable

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

         125820100

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).  (Note:  See Item 7).

Item 4.  Ownership

    (a)  Amount Beneficially Owned:
    1,130,895

    (b)  Percent of Class:
    2.23%

    (c)  Number of shares as to which such person has:

    (i)  sole power to vote or to direct the vote:
    26,600

    (ii) shared power to vote or to direct the vote:
    None

    (iii)     sole power to dispose or to direct the
disposition of:    1,130,895

    (iv) shared power to dispose or to direct the
disposition of:    None




Item 5.  Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

    Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

    See attached Exhibit(s) A and B.

Item 8.  Identification and Classification of Members of the
Group.

    Not applicable, see attached Exhibit A.

Item 9.  Notice of Dissolution of Group.

    Not applicable.


Item 10. Certification.

    Inasmuch as the reporting persons are no longer the beneficial owners of more than 5% of the number of shares outstanding, the reporting persons have no further reporting obligation under section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    February 10, 1994
Date



    /S/Arthur S. Loring
Signature



    Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

    Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,089,245 shares or 2.15% of the common stock outstanding of CML Group Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of CML Group Incorporated owned by the investment companies at January 31, 1994 included 38,585 shares of common stock resulting from the assumed conversion of $1,000,000 principal amount of 5.5% Convertible Subordinated Debentures (38.58521 shares of common stock for each $1,000 principal amount of debenture).

    Edward C. Johnson 3d, FMR Corp., through its control of
Fidelity, and the Funds each has sole power to dispose of the 1,089,245 shares owned by the Funds.

    Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR
Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

    Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 41,650 shares or 0.08% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s).

    FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 41,650 shares and sole power to vote or to direct the voting of 26,600 shares, and no power to vote or to direct the voting of 15,050 Shares of common stock owned by the institutional account(s) as reported above.

    Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

    The undersigned persons, on February 10, 1994, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the common stock of CML Group Incorporated at January 31, 1994.

    FMR Corp.
    By   /S/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
         Edward C. Johnson 3d
    By   /S/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule
13G for
Airborne Freight Corp.
9/10/91
    Fidelity Management & Research
Company
    By   /S/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General
Counsel